May 19, 2022

VIA EDGAR CORREPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mr. Tyler Howes and Ms. Dorrie Yale

Re: Nocera, Inc.

Registration Statement on Form S-1

Submitted April 1, 2022

CIK No. 0001756180

Dear Mr. Howes and Ms. Yale:

On behalf of our client, Nocera, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 8, 2022, relating to the above referenced Registration Statement on Form S-1 (the “Filed Registration Statement”). The Company is concurrently submitting an amended registration statement on Form S-1 (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in italics, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Filed Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Filed Registration Statement.

Registration Statement on Form S-1 filed April 1, 2022

Cover Page

1.	We note your revised disclosures in response to prior comment 1. You state that you have been provisionally identified by the SEC as an issuer under the HFCAA and that you intend to respond to the SEC by April 20, 2022 to submit support that you should be removed from this list. Please explain to us the type of evidentiary support you intend to submit.

Response:

Please be advised that we have removed the statement from the Amendment as the Company does not have evidentiary support for it being removed from the list of issuers identified under the Holding Foreign Companies Accountable Act.

Manhattan Office: 55 West 39th Street, 18th Floor, New York, NY 10018

New York City | New Jersey | Long Island | Beverly Hills | Florida

Website: www.cmfllp.com

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Prospectus Summary, page 1

2.	You state on page 2 that your Chinese subsidiary, Guizhou Grand Smooth Technology Ltd., may be involved with RASs manufacturing in the “near future”. You also state on page F-22 that you plan to reinvest your earnings to “potentially continue” business in mainland China, and we note your new risk factor on page 21 refers to the uncertainties of operating in China. Please reconcile these statements with your disclosure on page 1 claiming you do not currently have any intentions of conducting operations in China or Hong Kong. If you are contemplating to operate in either Hong Kong or China, please revise your disclosures to detail such plans.

Response:

Please be advised that we have revised the disclosure on page 2 to delete the statement that the Company’s subsidiary, Guizhou Grand Smooth Technology, may be involved with RASs manufacturing in the “near future.” Grand Smooth Inc. Limited, a Hong Kong limited company (“GSI”), which wholly-owns Guizhou Grand Smooth Technology Ltd., a People’s Republic of China (PRC) corporation (“GZ GST”), are dormant and currently do not have any operations. It is the Company’s intention to keep such entities dormant in the future.

Please be advised that the Note 13 to the Financial Statements on page F-43 speaks as of the fiscal quarter ended March 31, 2022 and fiscal year ended December 31, 2021. The Company does not plan to reinvest earnings to potentially continue operations in the PRC.

Lastly, please be advised that have amended the risk factor on page 23 to read as follows:

“We continue to expand our international footprint and operations, and we may expand further in the future, which subjects us to a variety of risks and complexities which, if not effectively managed, could negatively affect our business.

We currently maintain operations in Taiwan, and may in the future expand, or seek to expand, our operations to additional foreign jurisdictions. For example, operating in Europe exposes us to political, legal and economic risks. In addition, a significant percentage of the production, downstream processing and sales of our products occurs outside the United States or with vendors, suppliers or customers located outside the United States. If tariffs or other restrictions are placed by the United States on foreign imports from Taiwan or other countries where we operate or seek to operate, or any related counter-measures are taken, our business, financial condition, results of operations and growth prospects may be harmed. Tariffs may increase our cost of goods, which could result in lower gross margins on certain of our products. If we raise prices to account for any such increase in costs of goods, the competitiveness of the affected products could potentially be reduced. In either case, increased tariffs on imports from Taiwan or other countries where we operate or seek to operate could materially and adversely affect our business, financial condition and results of operations. Trade restrictions and sanctions implemented by the United States or other countries, including sanctions imposed on Russia by the United States and other countries due to Russia’s recent invasion of Ukraine, could materially and adversely affect our business, financial condition and results of operations.”

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Holding Foreign Companies Accountable Act, page 4

3.

We acknowledge your revised disclosures in response to prior comment 2 and refer to your statement that if you do not engage an auditor that is subject to regular inspection by the PCAOB, your securities "may" be prohibited from a U.S. securities exchange or OTC trading market. Please revise to explain the conditions that would lead to your securities being delisted and prohibited from a U.S. securities exchange or OTC trading market. Please correspondingly revise the twelfth bullet on page 6 and your new risk factor starting on page 18. With respect to your new risk factor starting on page 18, please also revise to make sure it is up-to-date and specific to you.

Response:

Please be advised that we have amended the disclosure per the SEC’s comment to explain the conditions that would lead to the Company’s securities being delisted and prohibited from trading on a U.S. securities exchange or OTC trading market. We have also amended the twelfth bullet on page 6 and the risk factor on page 20. We have also revised the risk factor to make sure it is up to date and specific to the Company.

Specifically, we have revised the disclosures in the Cover Page, Prospectus Summary and Risk Factors per the underlying disclosures below:

Cover Page

On December 2, 2021, the U.S. Securities and Exchange Commission (the “SEC”) adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCAA”), pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as and remains a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by one or more authorities in such jurisdictions. Since the Company’s auditor is located in Hong Kong, the Company’s auditor is included on a list of audit firms the PCAOB determined it is unable to inspect or investigate completely because of a position taken by one or more authorities in Hong Kong, and is therefore subject to the PCAOB’s determination. In May 2022, the Company was added to the SEC’s conclusive lists of issuers identified under the HFCAA, or a Commission-Identified Issuer. Therefore, the Company will be delisted and its securities will be prohibited from being traded “over-the-counter” if it remains identified as a Commission-Identified Issuer for three consecutive years. If the Company’s securities are unable to be listed on another securities exchange by then, such a delisting or prohibition of trading would substantially impair your ability to sell or purchase the Company’s securities when you wish to do so, and the risk and uncertainty associated with a potential delisting or prohibition of trading would have a negative impact on the price of the Company’s securities. The Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), passed by the U.S. Senate and if enacted, would require Commission-Identified Issuers to comply with the PCAOB audits within two consecutive years instead of three consecutive years. In light of the PRC government’s recent expansion of authority in Hong Kong, there are risks and uncertainties which the Company cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Risk Factors – If the Company remains identified as a Commission-Identified Issuer for three consecutive years (or if the AHFCAA is enacted, two years), the Company’s securities will be delisted or prohibited from trading “over-the-counter” under the Holding Foreign Companies Accountable Act. The delisting or the cessation of trading “over-the-counter” of the Company’s securities, or the threat of their being delisted or prohibited, may materially and adversely affect the value and/or liquidity of your investment. Additionally, the inability of the PCAOB to conduct full inspections or investigations of the Company’s auditor deprives the Company’s investors of the benefits of such inspections or investigations.”

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Prospectus Summary

On December 16, 2021, Public Company Accounting Oversight Board (PCAOB) issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by the PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. The audit report included in this registration statement for the year ended December 31, 2021, was issued by Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB has determined that the PCAOB is unable to conduct inspections or investigate auditors. Our auditors, CZD CPA, is among those registered public accounting firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, which the PCAOB is unable to inspect or investigate completely due to the fact it is headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. As a result, we and the investors in our securities are deprived of the benefits of such PCAOB inspections, which could cause investors in our securities to lose confidence in our reported financial information and the quality of our financial statements. Also, in May 2022, the Company was added to the SEC’s conclusive lists of issuers identified under the HFCAA, or a Commission-Identified Issuer. Therefore, the Company will be delisted and its securities will be prohibited from being traded “over-the-counter” if it remains identified as a Commission-Identified Issuer for three consecutive years. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange or in the OTC trading market in the U.S. if the issuer remains identified as a Commission-Identified Issuer for two consecutive years instead of three. In the future, if we do not engage an auditor that is subject to regular inspection by the PCAOB for a period of three years, or two years if the AHFCAA is enacted, our securities will be prohibited from being traded on a U.S. securities exchange or over-the-counter market, which would make it difficult for you to sell your common stock. See “Risk Factors – If the Company is identified as a Commission-Identified Issuer for three consecutive years (or if the AHFCAA is enacted, two years), the Company’s securities will be delisted or prohibited from trading “over-the-counter” under the Holding Foreign Companies Accountable Act. The delisting or the cessation of trading “over-the-counter” of the Company’s securities, or the threat of their being delisted or prohibited, may materially and adversely affect the value and/or liquidity of your investment. Additionally, the inability of the PCAOB to conduct full inspections or investigations of the Company’s auditor deprives the Company’s investors of the benefits of such inspections or investigations.”

Risk Factors

If the Company remains identified as a Commission-Identified Issuer for three consecutive years (or if the AHFCAA is enacted, two years), the Company’s securities will be delisted or prohibited from trading “over-the-counter” under the Holding Foreign Companies Accountable Act. The delisting or the cessation of trading “over-the-counter” of the Company’s securities, or the threat of their being delisted or prohibited, may materially and adversely affect the value and/or liquidity of your investment. Additionally, the inability of the PCAOB to conduct full inspections or investigations of the Company’s auditor deprives the Company’s investors of the benefits of such inspections or investigations.

The Holding Foreign Companies Accountable Act was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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The Company’s auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since the Company’s auditor is located in Hong Kong, it is included on a list of audit firms the PCAOB determined it is unable to inspect or investigate completely because of a position taken by one or more authorities in Hong Kong, and is therefore subject to the PCAOB’s determination and currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The Company would be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which would establish a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as and remains a Commission-Identified Issuer for three consecutive years. If the Company remains identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that it will be able to take remedial measures in a timely manner. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in such jurisdictions.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would amend the HFCAA and reduce the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCAA from three years to two years.

The SEC may propose additional rules or guidance that could impact the Company if its auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact the Company if its auditor is not subject to PCAOB inspection. The implications of this possible regulation or guidance in addition to the requirements of the HFCAA are uncertain, and such uncertainty could cause the market price of the Company’s securities to be materially and adversely affected.

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Since the PCAOB is unable to conduct inspections or full investigations of the Company’s auditor, in May 2022, the Company was added to the SEC’s conclusive lists of issuers identified under the HFCAA, or a Commission-Identified Issuer. The Company will be delisted and its securities will be prohibited from being traded “over-the-counter” if it remains identified as a Commission-Identified Issuer for three consecutive years (or two if the AHFCAA is enacted). Such a delisting would substantially impair your ability to sell or purchase the Company’s securities when you wish to do so, and the risk and uncertainty associated with a potential delisting could have a negative impact on the price of the Company’s securities. Also, such a delisting could significantly affect the Company’s ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on the Company’s business, financial condition and prospects.

Inspections of other audit firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of the Company’s auditor, the Company and investors in the Company’s securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would make it more difficult to evaluate the effectiveness of the Company’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the Company’s financial statements.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 212-658-0458; Ext. 1016 or pmagri@cmfllp.com.

Very truly yours, /s/ Philip Magri Philip Magri Partner

cc:	Yin-Chieh Cheng

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